DC
No Act
P.E. 1-23-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 29, 2007

Matthew King
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94025

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/29/2007

Re: Comcast Corporation

Dear Mr. King:

This is in regard to your letter dated January 23, 2007 concerning the shareholder proposal submitted by Lucy M. Kessler for inclusion in Comcast's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Comcast therefore withdraws its January 8, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

1600 EL CAMINO REAL
MENLO PARK, CA 94025
650 752 2000
FAX 650 752 2111

WRITER'S DIRECT

650 752 2022

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

January 8, 2007

Re: ***Shareholder Proposal Submitted by Lucy M. Kessler***

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation (the "**Company**") we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2007 Annual Meeting of Shareholders (collectively, the "**2007 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from Lucy M. Kessler.

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2007 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and the attachments hereto. Also, in accordance with Rule 14a-8(j), copies of this letter and its attachments are being mailed on this date to Lucy M. Kessler and her designated proxy informing them of the Company's intention to exclude the Proposal from the 2007 Proxy Materials. The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 2, 2007. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

We have concluded that the Proposal, which is attached hereto as Exhibit A, may be properly omitted from the 2007 Proxy Materials pursuant to the provisions of Rule 14a-8(e)(2) because it was received after the Company's November 28, 2006 deadline for receiving shareholder proposals for the Company's 2007 Annual Meeting of Shareholders.

Rule and Analysis

Rule 14a-8(e)(2) provides that "[a] proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The proxy statement for the Company's 2006 Annual Meeting of Shareholders (the "**2006 Proxy Materials**") was filed with the SEC and released to shareholders on March 24, 2006. Accordingly, the 120-day deadline for the receipt by the Company of shareholder proposals for inclusion in the 2007 Proxy Materials was November 28, 2006. On page 52 of the 2006 Proxy Materials, which are attached hereto as Exhibit B, under the heading "Shareholder Proposals for Next Year" the Company identified November 28, 2006 as the deadline for receipt of shareholder proposals for inclusion in the 2007 Proxy Materials.

The Proposal is dated December 8, 2006 and was received by fax by the Company on the same date. While the letter accompanying the Proposal bears an earlier date (October 31, 2006), we note that it was also originally sent to and received by the Company on December 8, 2006.

The Staff has consistently found that proposals received after the deadline provided for in Rule 14a-8(2) are not timely filed and may be excluded from a company's proxy statement, even if only received one day late. In this case, the Proposal was received by the Company 10 days after the November 28, 2006 deadline stated in the 2006 Proxy Materials.

In accordance with Rule 14a-8(2), we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the 2007 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (650) 752-2022 or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 981-7564, if we may be of any further assistance in this matter.

Very truly yours,

Bruce K. Dallas

cc: Lucy M. Kessler

Arthur R. Block
Comcast Corporation

John Chevedden

EXHIBIT A

ESL AM / PM

DEC 13 2006

RECEIVED 12/13/06 AM

DEC 13 2006

Lucy M. Kessler
7802 Woodville Road
Mt. Airy, MD 21771

Mr. Brian L. Roberts
Chairman
Comcast Corporation (CMCSA)
1500 Market St
Philadelphia PA 19102
Phone: 215 665-1700
Fax: 215 981-7790

Rule 14a-8 Proposal

Dear Mr. Roberts,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Lucy M. Kessler

10/31/06

cc: Arthur R. Block
Corporate Secretary

[Rule 14a-8 Proposal, December 8, 2006]

3 – Redeem the Poison Pill

RESOLVED: Shareholders request that our Board take the steps to redeem the poison pill or subject it to a shareholder vote. Currently our management is protected by a poison pill that triggers at a low 10% threshold. A poison pill has the potential to give our directors increased job security if our stock price declines significantly due to our directors' poor performance.

Lucy M. Kessler, 7802 Woodville Road, Mt. Airy, MD 21771 sponsors this proposal.

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

This topic won a 52% yes-vote average at 12 major companies in 2006. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

It is also important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported:

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent research firm rated our company:
  - "D" in Overall Board Effectiveness.
  - "Very High Concern" in CEO Pay.
  - "Very High Concern" in Takeover Defenses.
  - "High" in Overall Governance Risk Assessment.

- We had no Independent Chairman.
- And our Lead Directcor, Ms. Rodin, owned zero-stock.
- Cumulative voting was not allowed.
- There was no shareholder right to act by written consent or shareholder right to call a special meeting.
- All 12 of our directors were designated as "Accelerated Vesting" directors due to their service on a board that accelerated the vesting of stock options just prior to implementation of FAS 123R.
- CEO pay was not adequately performance-based according to The Corporate Library.

- There were 4 potentially conflicted directors on our board – due to non-director business with our company:
  - Mr. Breen
  - Mr. Brodsky
  - Mr. Bonovitz
  - Mr. Anstrom

- There were two zero-stock owners on our board:
  - Mr. Breen
  - Ms. Rodin
- Our directors also served on 3 boards rated D by The Corporate Library:

1) Mr. Breen	Tyco (TYC)	D-rated
2) Mr. Roberts	Bank of New York (BK)	D-rated
3) Mr. Sovern	Sequa (SQAA)	D-rated

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Redeem the Poison Pill
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be properly presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant ☑

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a−6(e)(2))**

☑ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to § 240.14a−12

COMCAST CORPORATION

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☑ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a−6(i)(1) and 0−11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0−11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials:

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0−11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

Comcast.

Notice of 2006 Annual Meeting of Shareholders of Comcast Corporation

Date: May 18, 2006

Time: Doors open: 8:00 a.m. Eastern Time
Meeting begins: 9:00 a.m. Eastern Time

Place: Wachovia Complex
3601 South Broad Street
Philadelphia, Pennsylvania 19148

Purposes: Elect directors

- Ratify the appointment of our independent auditors
- Approve our employee stock purchase plan, as amended and restated
- Approve our restricted stock plan, as amended and restated
- Approve our 2006 cash bonus plan
- Vote on five shareholder proposals
- Conduct other business if properly raised

All shareholders are cordially invited to attend the meeting. Travel directions can be found on page 54 of the attached proxy statement. At the meeting you will hear a report on our business and have a chance to meet our directors and executive officers. Our 2005 Annual Report is enclosed.

Only shareholders of record on March 10, 2006 may vote at the meeting. Attendance at the meeting is limited to shareholders and one guest.

Your vote is important. Please vote your shares promptly. To vote your shares, you can use the Internet or call the toll-free telephone number as described in the proxy statement and on your proxy card, or complete, sign, date and return your proxy card.

ARTHUR R. BLOCK
Secretary

March 24, 2006

TABLE OF CONTENTS

considered, such impact is evaluated in light of our and Comcast's overall compensation philosophy. From time to time, we have awarded and may award compensation which is not fully deductible if we determine that such award is consistent with this philosophy and is in the best interests of Comcast and its shareholders.

Members of the Compensation Committee
Dr. Judith Rodin (Chair)
S. Decker Anstrom
Joseph J. Collins
Michael I. Sovern

SHAREHOLDER PROPOSALS FOR NEXT YEAR

Any shareholder proposals intended to be presented at our annual meeting of shareholders in 2007 called for a date between April 18, 2007 and June 18, 2007 and considered for inclusion in our proxy materials must be received by November 28, 2006. Any shareholder proposals should be directed to Arthur R. Block, Secretary, at our address listed on page 3 of this proxy statement. However, shareholders who wish to nominate directors for election must comply with the procedures described under "About our Board and its Committees" beginning on page 10 of this proxy statement.

Any shareholder proposals intended to be presented at our annual meeting of shareholders in 2007 and not included in our proxy materials must comply with the advance notice provision in Section 2.09 of our by–laws. In the case of an annual meeting called for a date between April 18, 2007 and June 18, 2007, we must receive notice of the proposal on or after February 20, 2007 and on or before March 19, 2007. In the case of an annual meeting called for any other date, we must receive notice of the proposal by the close of business on the tenth day following the day we mailed notice of, or announced publicly, the date of the meeting, whichever occurs first. If notice is not received by March 19, 2007, the shareholder proposals will be deemed "untimely." Shareholder proposals failing to comply with the procedures of Rule 14a–8 of the proxy solicitation rules will be excluded. All shareholder proposals should be directed to Arthur R. Block, Secretary, at our address listed on page 3 of this proxy statement.

SOLICITATION OF PROXIES

We will pay the cost of this proxy solicitation. In addition to soliciting proxies by mail, we expect that a number of our employees will solicit shareholders for the same type of proxy, personally and by telephone. None of these employees will receive any additional or special compensation for doing this. We have retained D.F. King & Co., Inc. to assist in the solicitation of proxies for a fee of $22,000 plus reasonable out–of–pocket costs and expenses. We will, on request, reimburse banks, brokerage firms and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners of our common stock and obtaining their voting instructions.

Electronic Access and Delivery

Shareholders can access the Notice of Annual Meeting, this proxy statement and our 2005 Annual Report via our website at www.cmcsa.com or www.cmcsk.com. For future shareholder meetings, registered shareholders may receive future annual reports and proxy statements electronically. To sign up for electronic delivery, go to www.computershare.com/us/sc/cmcs. You may also sign up when you vote by Internet at www.investorvote.com/cmc and follow the prompts. Once you sign up, you will no longer receive a printed copy of the annual report or the proxy statement, unless you request one. Each year you will receive an e–mail explaining how to access the annual report and the proxy statement online as well as how to vote your shares online. You may suspend electronic delivery of the annual report and the proxy statement at any time by contacting Computershare.

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

1600 EL CAMINO REAL
MENLO PARK, CA 94025
650 752 2000
FAX 650 752 2111

WRITER'S DIRECT

650 752 2000

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

January 23, 2007

Re: **Comcast Corporation: Withdrawal of Request for No-Action Letter on Omission of Stockholder Proposal of Lucy M. Kessler**

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter is to inform you that Comcast Corporation (the "Company") hereby withdraws its request for a no-action letter regarding its intention to omit the stockholder proposal and statement in support thereof (the "Proposal") received from Lucy M. Kessler (the "Proponent"). The Proponent has withdrawn the Proposal in a letter to the Company dated January 11, 2007 which is attached hereto as **Attachment A**.

Please do not hesitate to call Bruce Dallas at (650) 752-2022, or Arthur R. Block at (215) 981-7564, if we may be of any further assistance in this matter.

Sincerely,

Matthew King

cc: Arthur R. Block
Comcast Corporation

John Chevedden

Lucy Kessler

ATTACHMENT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 11, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Comcast Corporation (CMCSA)
Rule 14a-8 Proposal: Redeem the Poison Pill
Lucy Kessler

Ladies and Gentlemen:

This proposal is now withdrawn, reference company January 8, 2007 no action request.

Sincerely,

John Chevedden

cc:
Lucy Kessler
Arthur R. Block
Fax: 215 981-7790

to Jen H.

END